SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 ---------------

                                   FORM 8-A/A

                                (AMENDMENT NO. 3)

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                       NATIONAL SEMICONDUCTOR CORPORATION
             (Exact name of registrant as specified in its charter)


               DELAWARE                                     95-2095071
(State of Incorporation or Organization)       (IRS Employer Identification No.)


2900 SEMICONDUCTOR DRIVE, P.O. BOX 58090
     SANTA CLARA, CALIFORNIA                                          95052-8090
(Address of Principal Executive Offices)                              (Zip Code)
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If this form relates to the registration of a class of       If this form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act     securities pursuant to Section 12(g) of the Exchange
and is effective pursuant to General Instruction A.(c),      Act and is effective pursuant to General Instruction
please check the following box. [X]                          A.(d), please check the following box. [  ]

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Securities Act registration statement file number to which this form relates:
NOT APPLICABLE


        Securities to be registered pursuant to Section 12(b) of the Act:


      Title of Each Class                            Name of Each Exchange on
      to be so Registered                           Which Each Class is to be
                                                           Registered
    -----------------------                       ------------------------------

PREFERRED STOCK PURCHASE RIGHTS                       NEW YORK STOCK EXCHANGE
                                                         PACIFIC EXCHANGE


        Securities to be registered pursuant to Section 12(g) of the Act:

                                      NONE
                                (Title of Class)


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                             INFORMATION REQUIRED IN
                             REGISTRATION STATEMENT

                  The undersigned registrant hereby amends the Registration Statement on Form 8-A filed by the registrant with the Securities and Exchange Commission on August 9, 1988, as amended on October 31, 1995 and December 17, 1996, as set forth below:

ITEM 1.           DESCRIPTION OF SECURITIES TO BE REGISTERED.

Introduction
------------

                  The Board of Directors of National Semiconductor Corporation (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.50 per share, of the Company (the "Common Shares"). The dividend was payable on August 19, 1988 (the "Record Date") to the stockholders of record on that date. The description and terms of the Rights are set forth in a Rights Agreement between the Company and Equiserve Trust Company, N.A., as successor to BankBoston, N.A., as Rights Agent (the "Rights Agent"), dated as of August 8, 1988, as amended as of October 31, 1995 and December 17, 1996 (the "Rights Agreement"). Copies of the Rights Agreement, together with the amendments, are filed as Exhibits 1 through 3 hereto and are incorporated herein by reference. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

                  On April 19, 2004, the Board of Directors of the Company approved a two-for-one stock split of the Company's Common Shares, which was effected in the form of a 100 percent stock dividend (the "Stock Split"). Holders of the Company's Common Shares received one additional Common Share for every Common Share held on the record date of April 29, 2004, payable May 13, 2004 (the "Payment Date'). Pursuant to the Rights Agreement, adjustments to the terms of the Rights occur as a result of the Stock Split to preserve, without increasing or decreasing, the benefits accruing to the holders of the Rights following the Stock Split.

                  Upon the Payment Date, pursuant to Section 11(n) of the Rights Agreement, the number of Preferred Shares purchasable upon the exercise of each right will be decreased from one one-thousandth of a Preferred Share to one two-thousandth of a Preferred Share and the number of outstanding Rights was increased by 100% such that each Common Share outstanding immediately after the Stock Split shall have issued with respect to it one Right. Pursuant to Section 23 of the Rights Agreement, the Redemption Price of each Right will be decreased by one-half from $0.01 to $0.005 upon the Payment Date.

                  Upon and following the Payment Date, pursuant to the Certificate of Designations setting forth the rights, preferences and limitations of the Preferred Shares, as a result of the Stock Split, each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 2,000 times the dividend declared per Common Share. In the event of liquidation, upon and following the Payment Date, (1) the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $2,000 per share but will be entitled to an aggregate payment of 2,000 times the payment made per Common Share, (2) each Preferred Share will have 2,000 votes, voting to-

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gether with the Common Shares and (3) in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per Common Share.

                  Pursuant to Section 12 of the Rights Agreement, the Company filed a Certificate of Adjusted Purchase Price or Number of Shares reflecting the foregoing adjustments (the "Certificate of Adjustment") with the Rights Agent, which is also the Company's transfer agent, and is herewith filing the Certificate of Adjustment with the Securities and Exchange Commission. A copy of the Certificate of Adjustment is attached hereto as Exhibit 4 and is incorporated herein by this reference.

                  The following Summary of Rights to Purchase Preferred Shares also reflects the foregoing adjustments.

Purchase Price
--------------

                  Each Right entitles the registered holder to purchase from the Company one two-thousandth of a share of Series A Junior Participating Preferred Stock, par value $.50 per share (the "Preferred Shares"), of the Company at a price of $60.00 per one one-thousandth of a Preferred Share (the "Purchase Price"), subject to adjustment.

Flip-In
-------

                  In the event that any person or group of affiliated or associated persons becomes an Acquiring Person (as defined below), each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right.

Flip-Over
---------

                  If the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive, upon exercise thereof, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right.

Transfer and Detachment
-----------------------

                  Until the Distribution Date (as defined below), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share Certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference, and the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date will also constitute the transfer of the Rights associated with the Common Shares represented by such certificates.

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                  As soon as practicable following the Distribution Date,
separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Rights Certificates alone will evidence the Rights.

Distribution Date
-----------------

                  The Distribution Date is the earlier of:

                  (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 20% or more of the outstanding Common Shares; or

                  (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Shares.

Exercisability
--------------

                  The Rights are not exercisable until the Distribution Date. The Rights will expire at the close of business on August 8, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Adjustments
-----------

                  The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of stock dividends, stock splits, reclassifications or certain distributions with respect to the Preferred Shares. The number of outstanding Rights and the number of one two-thousandths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment if, prior to the Distribution Date, there is a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

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Preferred Shares
----------------

                  Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $10 per share but will be entitled to an aggregate dividend of 2,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $2,000 per share but will be entitled to an aggregate payment of 2,000 times the payment made per Common Share. Each Preferred Share will have 2,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 2,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                  The value of the one two-thousandth interest in a Preferred Share purchasable upon exercise of each Right should, because of the nature of the Preferred Shares' dividend, liquidation and voting rights, approximate the value of one Common Share.

Exchange
--------

                  At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one two-thousandth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption
----------

                  The Rights are redeemable at $.005 per Right (the "Redemption Price") at any time prior to acquisition by a person or group of affiliated or associated persons of beneficial ownership of 20% or more of the outstanding Common Shares. The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

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Amendments
----------

                  The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) any percentage greater than the largest percentage of common stock then known by the Company to be beneficially owned by any person, and (ii) 15%. After a person becomes an Acquiring Person, the Company may not amend the Rights Agreement in any manner that adversely affects the interests of holders of Rights.

Rights as Holders
-----------------

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Further Information
-------------------

                  A copy of the Rights Agreement, together with the amendments, is filed as Exhibits 1 through 3 hereto and is incorporated herein by this reference. Capitalized terms used and not defined herein have the meanings given to them in the Rights Agreement.

                  The foregoing summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.

ITEM 2.  EXHIBITS.

EXHIBIT NO.                            DESCRIPTION

1 Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and Equiserve Trust Company, N.A., as successor to BankBoston, N.A. (the "Rights Agent"), which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (Incorporated by reference from the Exhibits to Form 8-A filed August 9, 1988)

2                   First Amendment to the Rights Agreement, dated as of
                    October 31, 1995, between National Semiconductor Corporation and the Rights Agent (Incorporated by reference from the Exhibits to Amendment No. 1 to Form 8-A filed December 11,
                    1995)

3 Second Amendment to the Rights Agreement, dated as of December 17, 1996, between National Semiconductor Corporation and the Rights Agent (Incorporated by reference from the Exhibits to Amendment No. 2 to Form 8-A filed January 17, 1997)

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4                   Certificate of Adjusted Purchase Price or Number of Shares
                    dated April 23, 2004 filed by National Semiconductor Corporation with the Rights Agent

                                      -6-

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                                    SIGNATURE


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  April 23, 2004


                                           NATIONAL SEMICONDUCTOR CORPORATION


                                           By:  /s/ John M. Clark III
                                               ---------------------------------
                                           Name: John M. Clark III
                                           Title: Senior Vice President

                                      -7-

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                                  EXHIBIT LIST


EXHIBIT NO.                            DESCRIPTION

1 Rights Agreement, dated as of August 8, 1988, between National Semiconductor Corporation and Equiserve Trust Company, N.A., as successor to BankBoston, N.A. (the "Rights Agent"), which includes the form of Certificate of Designation of the Preferred Shares as Exhibit A, the form of Right Certificate as Exhibit B and the Summary of Rights as Exhibit C (Incorporated by reference from the Exhibits to Form 8-A filed August 9, 1988)

2                   First Amendment to the Rights Agreement, dated as of
                    October 31, 1995, between National Semiconductor Corporation and the Rights Agent (Incorporated by reference from the Exhibits to Amendment No. 1 to Form 8-A filed December 11,
                    1995)

3 Second Amendment to the Rights Agreement, dated as of December 17, 1996, between National Semiconductor Corporation and the Rights Agent (Incorporated by reference from the Exhibits to Amendment No. 2 to Form 8-A filed January 17, 1997)

4 Certificate of Adjusted Purchase Price or Number of Shares dated April 23, 2004 filed by National Semiconductor Corporation with the Rights Agent

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